UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Electric City Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

284868106

(CUSIP Number)

Marc E. Manly

Executive Vice President and Chief Legal Officer

Cinergy Corp.

139 E. Fourth Street

Cincinnati, OH 45202

(513) 421-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 284868106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cinergy Ventures II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,077,808

	8.	Shared Voting Power Not Applicable

	9.	Sole Dispositive Power 4,077,808

	10.	Shared Dispositive Power Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,077,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cinergy Technologies, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,077,808

	8.	Shared Voting Power Not Applicable

	9.	Sole Dispositive Power 4,077,808

	10.	Shared Dispositive Power Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,077,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cinergy Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,077,808

	8.	Shared Voting Power Not Applicable

	9.	Sole Dispositive Power 4,077,808

	10.	Shared Dispositive Power Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,077,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 (this “Amendment”) to Schedule 13D, which was originally filed on July 8, 2003, and amended on March 19, 2004 (the “Original Schedule 13D”), relating to the Common Stock of Electric City Corp., a Delaware corporation (the “Company”), is being filed by Cinergy Ventures II, LLC (“Cinergy Ventures”), Cinergy Technologies, Inc. (“Cinergy Technologies”) and Cinergy Corp. (“Cinergy”), with Cinergy Ventures, Cinergy Technologies and Cinergy being sometimes referred to hereinafter as the “Reporting Persons.” Except as set forth in this Amendment, the information contained in the Original Schedule 13D has not changed.

This Amendment is being filed in connection with a sale of a warrant to purchase 1,500 shares of Series E Preferred Stock of the Company by Cinergy Ventures to John Donohue (the “Warrant Sale Transaction”).  A copy of the Form of Assignment Form between Cinergy Ventures II, LLC and John Donohue is filed with this Amendment as Exhibit 99.3 and is incorporated herein by reference.

Item 4.	Purpose of Transaction

Cinergy Ventures sold a warrant to purchase 1,500 shares of Series E Preferred Stock of the Company for $1,000.00.

Cinergy Ventures expects to evaluate on a continuing basis its goals and objectives with respect to its investment in the Company, the Company’s business operations and prospects, and general economic and equity market conditions.  Based on such evaluations, Cinergy Ventures may from time to time in the future (1) convert the shares of Series E Preferred Stock beneficially owned by it into Common Stock, or (2) exercise its Warrants to purchase shares of Common Stock.  Cinergy Ventures may make additional purchases of Common Stock or other securities of the Company at any time or from time to time.  Cinergy Ventures may also at any time or from time to time, subject to the terms of its agreements with the Company and the other investors described below, sell all or a portion of the Common Stock or other securities of the Company that it beneficially owns either in private placements, in the open market pursuant to Rule 144 or registrations effected by the Company for Cinergy Ventures and/or the other investors pursuant to the Amended and Restated Investor Rights Agreement, and/or pursuant to available exemptions from the registration requirements of the Securities Act of 1933.

Item 5.	Interest in Securities of the Issuer

(a)-(c) As of December 27, 2004, prior to the completion of the Warrant Sale Transaction, Cinergy Ventures beneficially owned 4,227,808 shares of Common Stock of the Company, on an as converted basis, through the following holdings:

• 32,619 shares of Series E Preferred Stock, which are convertible into shares of Common Stock on a 100-for-one basis;

• 1,500 Warrants to purchase 1,500 shares of Series E Preferred Stock;

• Warrants to purchase 684,375 shares of Common Stock;

• Options to purchase 58,334 shares of Common Stock; and

• 73,199 shares of Common Stock.

In connection with the Warrant Sale Transaction, the Company sold a warrant to purchase 1,500 shares of Series E at a price of $1,000.00.

Following the completion of the Warrant Sale Transaction, Cinergy Ventures beneficially owns 4,077,808 shares of Common Stock of the Company, on an as converted basis, through the following holdings:

• 32,619 shares of Series E Preferred Stock, which are convertible into shares of Common Stock on a 100-for-one basis;

• Warrants to purchase 684,375 shares of Common Stock;

• Options to purchase 58,334 shares of Common Stock; and

• 73,199 shares of Common Stock.

Based on the 41,613,721 outstanding shares of Common Stock of the Company as of September 30, 2004, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, the shares of Common Stock beneficially owned by Cinergy Ventures represent approximately 9.0% of the Company’s outstanding shares of Common Stock.  Cinergy Ventures has the sole power to vote or direct the vote and to dispose or direct the disposition of each of the 4,077,808 shares of Common Stock beneficially owned by it.  No other person has the sole or shared power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock beneficially owned by Cinergy Ventures.

(d) No person other than Cinergy Ventures has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Cinergy Ventures.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Cinergy Ventures continues to be a party to the Amended and Restated Stockholders Agreement, Amended and Restated Investor Rights Agreement and Amended and Restated Stock Trading Agreement as described in the Original Schedule 13D and included as exhibits thereto.

Item 7.	Material to Be Filed as Exhibits

99.1	Schedule of Directors and Executive Officers of the Reporting Persons.

99.2	Joint Filing Agreement (incorporated by reference to Exhibit 7 of the Original Schedule 13D).

99.3	Form of Assignment Form between Cinergy Ventures II, LLC and John Donohue.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2005	CINERGY VENTURES II, LLC

	By:	/s/ Julia S. Janson
Name: Julia S. Janson
Title: Corporate Secretary

CINERGY TECHNOLOGIES, INC.

	By:	/s/ Julia S. Janson
Name: Julia S. Janson
Title: Corporate Secretary

CINERGY CORP.

	By:	/s/ Julia S. Janson
Name: Julia S. Janson
Title: Corporate Secretary